# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xerox Holdings Corp, CIK 0001770450
CUSIP: 98421M106
Title of class of securities: Common Stock, $1 par value
Address of issuer's principal executive offices: P.O. Box 4505, 201 Merritt 7, Norwalk, Connecticut (CT), 06851-1056
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001079719
Persons authorized to receive notices and communications: DDREVOCABLETRUST, SCOTT LETIER, DOUGLAS R. DEASON, BRYAN C. BIRKLAND, 3953 MAPLE AVE, SUITE 150, DALLAS, Texas (TX), 75205, (214) 378-3600

## Reporting persons
- DD REVOCABLE TRUST (CIK 0001079719): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 15,283,657; shared voting power 0; sole dispositive power 15,283,657; shared dispositive power 0; aggregate amount beneficially owned 15,283,657 (9.11% of the class)
  Comment: Note to row 7, 9, 11 and 13: Includes 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Holdings Series A Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"). Prior to any conversion of the Series A Preferred Stock, the holder of the Series A Preferred Stock has the right to vote together with the Issuer's Shares, as a single class, on all matters submitted to the shareholders of the Issuer, but the Series A Preferred Stock will only be entitled to one vote for every ten Shares into which the Holdings Series A Preferred Stock is convertible (rounded down to the nearest whole number of votes).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1 par value
Name of issuer: Xerox Holdings Corp
Address of issuer's principal executive offices: P.O. Box 4505, 201 Merritt 7, Norwalk, Connecticut (CT), 06851-1056
Comment: This amendment No. 21 to Schedule 13D relates to the Schedule 13D filed on January 17, 2018 for Xerox Corporation (as previously amended, the "Original Schedule 13D") by the Reporting Person ("Amendment No. 20"). On March 7, 2019, Xerox Corporation announced plans to create a new public holding company, Xerox Holdings Corporation, a New York corporation (the "Issuer"), by implementing a holding company reorganization (the "Reorganization"). Upon completion of the Reorganization on July 31, 2019, the Issuer became the successor issuer to Xerox Corporation pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 21 shall have the meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D(A) is filed by the DD Revocable Trust (the "Trust"). Following the passing of Darwin Deason, the Trust became irrevocable by operation of law. The Trust is the successor in interest to the shares previously reported as beneficially owned by Darwin Deason, and for purposes of the federal securities laws, the Trust is the reporting person as the successor to Darwin Deason's Estate.

The DD Revocable Trust. The Executors of the Trust are Douglas R. Deason, Scott Letier, and Bryan C. Birkland (collectively, the "Executors").
Residence or business address: The principal business address of the Trust and each of the Executors is Deason Capital Services, LLC, 3953 Maple Ave. Suite 150 Dallas, Texas 75219.
Present principal occupation or employment: The Trust is a trust formed under the laws of the State of Texas for the purpose of administering the assets of the deceased. The principal occupation of Douglas R. Deason is President of Deason Capital Services, LLC. The principal occupation of Scott Letier is Chief Investment Officer and Managing Director of Deason Capital Services, LLC. The principal occupation of Bryan C. Birkland is Attorney.
Criminal convictions in the last five years: During the last five years, neither the Trust nor the Executors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Trust nor the Executors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is organized and administered under the laws of the State of Texas, United States. All Executors are citizens of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 2, 2025, Darwin Deason passed away. Pursuant to the terms of the Last Will and Testament of Darwin Deason (the "Will") and applicable law, admitted to probate on February 2, 2026, the 15,283,657 Shares beneficially owned by Mr. Deason were transferred to the Trust.

On February 6, 2026, the appropriate court issued Letters Testamentary appointing the Executors as the personal representatives of the Trust. Consequently, the Executors have acquired shared voting and dispositive power over the Shares held by the Trust.

The Trust holds the Shares for investment purposes and for the administration and eventual distribution of the Trust's assets in accordance with the Will. The Executors, in their capacity as fiduciaries of the Trust, will continuously evaluate the Issuer's business, financial condition, and the market for the Shares. Depending on market conditions and other factors, the Trust may acquire additional Shares or dispose of some or all of the Shares in the open market, in privately negotiated transactions, or by distribution to the beneficiaries of the Trust.

Except as described in this Item 4, the Executors do not presently have any plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 is hereby amended and restated to read as follows:

As of the date hereof, the Trust may be deemed to beneficially own, in the aggregate, 15,283,657 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Series A Preferred Stock, representing approximately 9.11% of the Issuer's outstanding Shares (based upon the 126,918,000 Shares stated to be outstanding by the Issuer as of September 30, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 10, 2025 plus the 6,741,572 Shares issuable up conversion of The Trust's Series A Preferred Stock, plus the 14,992,000 Restricted stock and performance shares, plus the 19,196,000 convertible notes).

The DD Revocable Trust

The Trust beneficially owns 15,283,657 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Series A Preferred Stock*.

Percentage: Approximately 9.11%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 15,283,657
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,283,657
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Except for the transfer of Shares from the decedent to the Trust as described in Item 4 above, no transactions in the Shares were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the Trust have the right to receive dividends from, or the proceeds from the sale of, the Shares held by the Trust, subject to the administration of the Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not Applicable.

*Prior to any conversion of the Series A Preferred Stock, the holder of the Series A Preferred Stock has the right to vote together with the Issuer's Shares, as a single class, on all matters submitted to the shareholders of the Issuer, but the Series A Preferred Stock will only be entitled to one vote for every ten Shares into which the Series A Preferred Stock is convertible (rounded down to the nearest whole number of votes).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

## Signatures
- DD REVOCABLE TRUST: /s/ Douglas R. Deason, Douglas R. Deason/Co-Executor (02/10/2026)
- DD REVOCABLE TRUST: /s/ Scott Letier, Scott Letier/Co-Executor (02/10/2026)
- DD REVOCABLE TRUST: /s/ Bryan C. Birkland, Bryan C. Birkland/Co-Executor (02/10/2026)